NEWS

Sequans Communications Announces Preliminary
Fourth Quarter 2018 and Full Year 2018 Financial Results
Finalized agreement for $8.4 million strategic investment to accelerate 5G roadmap

PARIS - February 19, 2019 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced preliminary financial results for the fourth quarter ended December 31, 2018.

Fourth Quarter and Fiscal Year 2018 Highlights:
Revenue: Revenue was $6.1 million, a decrease of 41.0% compared to the third quarter of 2018, and a decrease of 46.3% compared to the fourth quarter of 2017, reflecting the need to work down channel inventory resulting from a weaker-than-expected broadband business and customer project delays. Revenue from IoT grew 70% in 2018, including CAT 1 chipset revenues which nearly tripled compared to 2017. The growth in IoT was not sufficient to offset the decline in the broadband business, and full-year revenue decreased 16.6% to $40.3 million in 2018 from $48.3 million in 2017.

Gross margin: Gross margin was 46.9% compared to 35.0% in the third quarter of 2018 and compared to 41.7% in the fourth quarter of 2017, primarily due to a shift in product mix toward a higher proportion of chipset sales versus modules. Full-year gross margin decreased from 43.8% in 2017 to 40.0% in 2018.

Operating loss: Operating loss was $8.9 million compared to an operating loss of $7.9 million in the third quarter of 2018 and an operating loss of $5.6 million in the fourth quarter of 2017. Full year operating loss for 2018 was $31.0 million compared to an operating loss of $19.5 million for 2017.

Net loss: Preliminary net loss was $10.2 million, or ($0.11) per diluted share/ADS, compared to a net loss of $9.9 million, or ($0.10) per diluted share/ADS, in the third quarter of 2018 and a net loss of $7.6 million, or ($0.10) per diluted share/ADS, in the fourth quarter of 2017. Preliminary full year net loss for 2018 was $36.9 million, or ($0.39) per diluted share/ADS, compared to a net loss of $26.2 million, or ($0.34) per diluted share/ADS, for 2017.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the non-cash impact of convertible debt amendments and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $9.4 million, or ($0.10) per diluted share/ADS, compared to a non-IFRS net loss of $8.0 million, or ($0.08) per diluted share/ADS in the third quarter of 2018, and a non-IFRS net loss of $5.9 million, or ($0.07) per diluted share/ADS, in the fourth quarter of 2017. Full year non-IFRS net loss for 2018 was $31.8 million, or ($0.34) per diluted share/ADS, compared to a full year non-IFRS net loss of $21.4 million, or ($0.28) per diluted share/ADS in 2017.

Cash: Cash, cash equivalents and short-term deposits at December 31, 2018 totaled $12.1 million compared to $5.2 million at September 30, 2018, reflecting the issuance in the fourth quarter of $4.5 million of additional convertible debt due in April 2021 and a €12 million ($13.6 million) financing facility, partially offset by the early extinguishment of $1 million principal convertible notes due in April 2020.

Strategic investment: On February 18, a new strategic investor (“Investor”) agreed to invest approximately $8.4 million in support of accelerating Sequans’ existing 5G product roadmap. Upon the closing of this transaction, the Company will issue to the Investor a total of 9,392,986 warrants. The warrants are exercisable upon 61 days’ notice to Sequans at an exercise price of €0.02 per share/ADS into 9,392,986 of our ordinary shares/ADS. The warrants expire 15 years from the issuance date. The Company has agreed to grant the new strategic investor customary registration rights upon exercise of the warrants. The net proceeds from the transaction, which will be reflected in Sequans’ first quarter financial statements, will strengthen Sequans' balance sheet and will be used to fund development of Sequans’ first 5G chipset.

“We are proud that this company has chosen Sequans in which to invest for 5G technology development,” said, Georges Karam, Sequans CEO. “The investment will support the availability of solutions for important 5G use cases and accelerate the development of the market, and allow us to forge an important strategic relationship.”

“IoT revenue showed good growth in 2018, increasing 70% from the prior year, driven by our success in CAT 1,” continued Dr. Karam. “Meanwhile, lower revenue from the broadband business, mainly from emerging markets, combined with the ongoing effects of IoT customer project delays, caused our 2018 results to be below expectations, particularly in the fourth quarter. We

Sequans reports fourth quarter 2018 financial results

already see signs of improvement, and we expect a significant rebound in the first quarter, followed by accelerating growth throughout the remainder of 2019, driven mainly by LTE-M revenue.”

Preliminary financial results: In the context of the preparation of its 2018 consolidated financial statements, the Company determined that certain deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components issued since 2015 had not been recorded. The expected accounting changes do not affect the cash position or the operating results for the current or prior periods. The Company has not yet finalized its review, but the corrections are expected to lead to a decrease in the 2018 consolidated IFRS net loss and could also lead to a decrease of the 2016 and 2017 consolidated IFRS net losses. No change to announced non-IFRS results is expected.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2018	%*	Q3 2018	%*	Q4 2017	%*	Full year 2018	%*	Full year 2017	%*
Revenue	$6.1		$10.3		$11.3		$40.3		$48.3
Gross profit	2.8	46.9%	3.6	35.0%	4.7	41.7%	16.1	40.0%	21.1	43.8%
Operating loss	(8.9)	(146.0)%	(7.9)	(77.1)%	(5.6)	(49.7)%	(31.0)	(77.1)%	(19.5)	(40.5)%
Net loss	(10.2)	(167.4)%	(9.9)	(96.4)%	(7.6)	(67.6)%	(36.9)	(91.7)%	(26.2)	(54.2)%
Diluted EPS	($0.11)		($0.10)		($0.10)		($0.39)		($0.34)
Weighted average number of diluted shares/ADS	94,599,554		94,533,229		79,844,151		93,767,005		77,668,404
Cash flow from (used in) operations	(8.0)		(1.3)		(9.3)		(23.3)		(28.6)
Cash, cash equivalents and short-term deposit at quarter-end	12.1		5.2		3.3		12.1		3.3
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.3		0.4		0.7		1.8		1.6
- Non-cash interest on convertible debt and other financing	0.8		0.8		0.7		3.0		2.8
- Non-cash impact of Convertible debt amendment	(0.4)		0.7		0.3		0.3		0.3
Non-IFRS diluted EPS (excludes stock-based compensation, impact of convertible debt amendments and effective interest adjustments related to the convertible and other debt and embedded derivative, and the non-cash impact of revaluation of interest-free government loan)	($0.10)		($0.08)		($0.07)		($0.34)		($0.28)

* Percentage of revenue

Q1 2019 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects results to improve significantly in the first quarter from the low level of the fourth quarter, with the extent of the improvement tempered somewhat by typical seasonality. Management has decided not to provide detailed quarterly guidance until visibility on the LTE-M market improves, but continues to expect quarterly results to improve sequentially throughout 2019, driven by increasing LTE-M revenue as more Sequans-powered devices go into mass production.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the preliminary financial results for the fourth quarter of 2018 today, February 19, 2019 at 8:00 a.m. EST /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 19, 2019 by dialing toll free 800-475-6701 or 320-365-3844 from outside the U.S., using the following access code: 461871.

Sequans reports fourth quarter 2018 financial results

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT and Broadband sales, and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, (xi) the finalization of the amount of the charge related to the amendment of the convertible debt made at the end of the quarter, (xii) the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components issued since 2015, and (xiii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

As discussed above, the Company’s financial results are preliminary and do not reflect expected changes related to a change in how the Company has accounted for deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components issued since 2015 or changes that may result prior to filings its Annual Report on Form 20-F.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial income and expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Sequans reports fourth quarter 2018 financial results

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2018	Sept 30, 2018	Dec 31, 2017

Revenue :
Product revenue	$3,856	$7,526	$8,685
Other revenue	2,217	2,759	2,632
Total revenue	6,073	10,285	11,317
Cost of revenue
Cost of product revenue	2,724	6,026	5,994
Cost of other revenue	503	664	602
Total cost of revenue	3,227	6,690	6,596
Gross profit	2,846	3,595	4,721
Operating expenses :
Research and development	6,488	6,750	5,985
Sales and marketing	2,179	2,229	2,203
General and administrative	3,044	2,545	2,159

Total operating expenses	11,711	11,524	10,347
Operating loss	(8,865)	(7,929)	(5,626)
Financial income (expense):
Interest income (expense), net	(1,631)	(1,278)	(1,178)
Other financial expenses	(400)	—	—
Convertible debt amendment	420	(685)	(322)
Foreign exchange gain (loss)	332	58	(439)
Loss before income taxes	(10,144)	(9,834)	(7,565)
Income tax expense (benefit)	23	78	81
Loss	$(10,167)	$(9,912)	$(7,646)
Attributable to :
Shareholders of the parent	(10,167)	(9,912)	(7,646)
Minority interests	—		—
Basic loss per share	($0.11)	($0.10)	($0.10)
Diluted loss per share	($0.11)	($0.10)	($0.10)
Weighted average number of shares used for computing:
— Basic	94,599,554	94,533,229	79,844,151
— Diluted	94,599,554	94,533,229	79,844,151

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31
(in thousands of US$, except share and per share amounts)	2018	2017

Revenue :
Product revenue	$28,938	$37,353
Other revenue	11,312	10,910
Total revenue	40,250	48,263
Cost of revenue
Cost of product revenue	21,738	24,725
Cost of other revenue	2,405	2,397
Total cost of revenue	24,143	27,122
Gross profit	16,107	21,141
Operating expenses :
Research and development	27,909	25,202
Sales and marketing	9,411	8,785
General and administrative	9,835	6,679

Total operating expenses	47,155	40,666
Operating loss	(31,048)	(19,525)
Financial income (expense):
Interest income (expense), net	(5,376)	(4,612)
Other financial expenses	(400)	—
Convertible debt amendment	(265)	(322)
Foreign exchange gain (loss)	366	(1,401)
Loss before income taxes	(36,723)	(25,860)
Income tax expense (benefit)	194	300
Loss	$(36,917)	$(26,160)
Attributable to :
Shareholders of the parent	(36,917)	(26,160)
Minority interests	—	—
Basic loss per share	($0.39)	($0.34)
Diluted loss per share	($0.39)	($0.34)
Weighted average number of shares used for computing:
— Basic	93,767,005	77,668,404
— Diluted	93,767,005	77,668,404

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2018	2017

ASSETS
Non-current assets
Property, plant and equipment	$6,271	$6,992
Intangible assets	12,409	9,562
Deposits and other receivables	394	402
Available for sale assets	337	353
Total non-current assets	19,411	17,309
Current assets
Inventories	8,462	7,376
Trade receivables	12,709	17,650
Unbilled contract revenue	2,707	3,176
Prepaid expenses and other receivables	2,685	4,214
Recoverable value added tax	565	688
Research tax credit receivable	3,148	3,248
Short term deposit	—	347
Cash and cash equivalents	12,086	2,948
Total current assets	42,362	39,647
Total assets	$61,773	$56,956

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 94,732,539 shares authorized, issued and outstanding at December 31, 2018 (80,024,707 shares at December 31, 2017)	$2,384	$2,031
Share premium	225,470	204,952
Other capital reserves	41,586	33,313
Accumulated deficit	(272,730)	(235,813)
Other components of equity	(604)	(435)
Total equity	(3,894)	4,048
Non-current liabilities
Government grant advances and loans	5,768	5,030
Venture Debt	11,811	—
Convertible debt and accrued interest	19,723	17,063
Provisions and other liabilities	1,724	1,584
Deferred revenue	808	1,293
Total non-current liabilities	39,834	24,970
Current liabilities
Trade payables	8,859	13,023
Interest-bearing receivables financing	10,295	7,413
Venture Debt	823	—
Government grant advances and loans	594	1,592
Provisions and other current liabilities	4,274	5,170
Deferred revenue	988	740
Total current liabilities	25,833	27,938
Total equity and liabilities	$61,773	$56,956

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31
(in thousands of US$)	2018	2017
Operating activities
Loss before income taxes	$(36,723)	$(25,860)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,060	2,760
Amortization and impairment of intangible assets	3,103	2,815
Share-based payment expense	1,812	1,638
Increase (decrease) in provisions	480	165
Financial expense (income)	5,376	4,612
Other financial expenses	400	—
Convertible debt amendment	265	322
Foreign exchange loss (gain)	(480)	561
Loss (Gain) on disposal of property, plant and equipment	13	—
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	6,805	(7,084)
Decrease (Increase) in inventories	(1,086)	1,317
Decrease (Increase) in research tax credit receivable	100	(1,087)
Decrease in trade payables and other liabilities	(5,250)	(5,939)
Decrease in deferred revenue	(237)	(242)
Decrease in government grant advances	(857)	(2,271)
Income tax paid	(78)	(333)
Net cash flow used in operating activities	(23,297)	(28,626)

Investing activities
Purchase of intangible assets and property, plant and equipment	(4,914)	(4,232)
Capitalized development expenditures	(3,835)	(2,190)
Sale (purchase) of financial assets	24	(113)
Sale of short-term deposit	347	(2)
Interest received	71	60
Net cash flow used in investments activities	(8,307)	(6,477)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	30	966
Public equity offering proceeds, net of transaction costs paid	20,841	14,898
Proceeds (Repayment of) from interest-bearing receivables financing	2,882	(299)
Proceeds from interest-bearing research project financing	1,574	2,716
Proceeds from issuance of venture debt, net of transaction costs	13,595	—
Proceeds from convertible debt, net of transaction costs	4,388	—
Repayment of government loans	(589)	(116)
Repayment of convertible debt and accrued expenses	(1,186)	—
Interest paid	(791)	(327)
Net cash flows from financing activities	40,744	17,838

Net increase (decrease) in cash and cash equivalents	9,140	(17,265)
Net foreign exchange difference	(2)	11
Cash and cash equivalent at January 1	2,948	20,202
Cash and cash equivalents at end of the period	$12,086	$2,948

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2018	Sept 30, 2018	Dec 31, 2017
Net IFRS loss as reported	$(10,167)	$(9,912)	$(7,646)
Add back
Stock-based compensation expense according to IFRS 2 (1)	308	446	680
Non-cash interest on Convertible debt and other financing (2)	831	761	706
Non-cash impact of Convertible debt amendment	(420)	685	322
	$(9,448)	$(8,020)	$(5,938)
IFRS basic loss per share as reported	($0.11)	($0.10)	($0.10)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendment	$0.00	$0.01	$0.01

Non-IFRS basic loss per share	($0.10)	($0.08)	($0.07)
IFRS diluted loss per share	($0.11)	($0.10)	($0.10)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.00	$0.00	$0.01
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of Convertible debt amendment	$0.00	$0.01	$0.01

Non-IFRS diluted loss per share	($0.10)	($0.08)	($0.07)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$—	$2	$—
Research and development	147	116	143
Sales and marketing	6	66	96
General and administrative	155	262	441

(2) Related to the difference between contractual and effective interest rates

Sequans reports fourth quarter 2018 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31
	2018	2017
Net IFRS loss as reported	$(36,917)	$(26,160)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,812	1,638
Non-cash interest on Convertible debt and other financing (2)	3,008	2,818
Non-cash impact of Convertible debt amendment	265	322
	$(31,832)	$(21,382)
IFRS basic loss per share as reported	($0.39)	($0.34)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.03
Non-cash impact of Convertible debt amendment	$0.00	$0.00
Non-IFRS basic loss per share	($0.34)	($0.28)
IFRS diluted loss per share	($0.39)	($0.34)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.03
Non-cash impact of Convertible debt amendment	$0.00	$0.00
Non-IFRS diluted loss per share	($0.34)	($0.28)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$8	$7
Research and development	529	436
Sales and marketing	225	295
General and administrative	1,050	900

(2) Related to the difference between contractual and effective interest rates